Exhibit 1.01 – Conflict Minerals Report

CHASE CORPORATION

Conflict Minerals Report for the Period from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (the “Report”) of Chase Corporation (the “Company” or “Chase”) has been prepared pursuant to Rule 13p-1 and Form SD (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period beginning January 1, 2015 and ending December 31, 2015 (the “Covered Period”).

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products and when the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals, which are referred to collectively in this Report as the “Conflict Minerals,” are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Report are the Democratic Republic of the Congo, the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

The Company has determined that certain Conflict Minerals are necessary to the functionality and production of certain products manufactured by the Company or contracted by the Company to be manufactured for the disclosure period covered by this Report.  The Company has determined that the only Conflict Mineral contained in the Company’s products during this period was tin.

Description of Products Covered by this Report:

This Report relates to products for which Conflict Minerals are necessary to the functionality or production of that product, that were manufactured or contracted to be manufactured by the Company, and for which the manufacture was completed during calendar year 2015, excluding any Conflict Minerals that were outside the Company’s supply chain prior to January 31, 2013.

These products, which are referred to collectively in this Report as the “Covered Products,” are the following products from the Company’s wire & cable and pulling & detection product lines:

•	Certain film and foil laminates which utilize a tin plated copper foil.
•	Certain water blocking detectable wire offerings which include tin plated copper wire.

During the Covered Period ended December 2014, the Company evaluated its listing of Covered Products in the context of representations made by the Securities and Exchange Commissions (“SEC”) staff indicating that chemical compounds manufactured from tin are exempt from the scope of Rule. This resulted in the reduction from the list of Covered Products those products manufactured by the Company which were included as Covered Products in the Company’s Conflict Minerals Report covering the year ended December 31, 2013 based solely on the organic tin compound-containing catalysts utilized in their manufacturing.  Consistent with the Company’s Conflict Minerals Report covering the year ended December 31, 2014, the Company has maintained its position that chemical compounds are exempt from the scope of the Rule and are therefore excluded from its list of Covered Products for the year ended December 31, 2015.  Chase is not a manufacturer of metal compounds, such as tin-containing catalysts.

Description of Due Diligence Performed:

The Company has conducted in good faith a reasonable country of origin inquiry, which was reasonably designed and carried out to determine whether any of the Conflict Minerals utilized in the production of the Covered Products originated or may have originated in a Covered Country, and were not from recycled or scrap sources. As a result of that inquiry, which consisted of surveying all of the Company’s known direct suppliers of tin, further due diligence procedures on the source and chain of custody of the Conflict Minerals were deemed warranted.

The Company used the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “Guidance”) in the performance of its due diligence procedures. Additional focus was placed on the Supplement on Tin, Tantalum and Tungsten, contained within the Guidance. The Guidance recommends, among other things, that downstream companies such as Chase identify, to the best of their efforts, and review the due diligence process of the smelters/refiners (i.e. upstream companies) in their supply chain and assess whether they adhere to due diligence measures put forward in the Guidance.

Performance of due diligence procedures under the Guidance includes a five step framework for risk-based due diligence in the mineral supply chain:

o	Establish strong company management systems
o	Identify and assess risks in the supply chain
o	Design and implement a strategy to respond to identified risks
o	Carry out an independent third-party audit of supply chain due diligence at identified points in the supply chain
o	Report annually on supply chain due diligence

Chase is committed to ensuring that Conflict Minerals contained in its products are sourced with due respect for human rights, avoiding any contribution to armed conflict through its supply chain practices, and supporting responsible development through such practices. At the same time, the Company does not ban the use of Conflict Minerals that originate in conflict-affected and high-risk areas when they are sourced in accordance with existing international standards.  The Company has adopted a policy relating to Conflict Minerals, incorporating certain standards set forth in the Guidance. The policy outlines the Company’s commitment to the responsible sourcing of its products and its expectations that its suppliers will be similarly committed to responsible sourcing in the supply chain.  The Company’s policy states, among other things, that suppliers should not supply the Company with any products or other materials that directly or indirectly finance or benefit armed groups in the Covered Countries; that suppliers are expected to source Conflict Minerals only from sources that are DRC conflict free (within the meaning of the Rule); that suppliers should develop policies, due diligence processes and management systems that are reasonably designed to prevent products or materials that are not DRC conflict free from entering the Company’s supply chain; and that suppliers are expected to take steps to identify the smelter, refiner or mine from which Conflict Minerals originate, and to provide information to the Company necessary to facilitate its compliance efforts with respect to the Rule. The Company’s Conflict Minerals policy is available on its corporate website, www.chasecorp.com.

The Company does not purchase Conflict Minerals directly from mines, smelters or refiners. There may be multiple third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of Conflict Minerals. The Company must therefore rely on its suppliers to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.  The Company believes that the smelters and refiners of Conflict Minerals are best suited to identify the sources of Conflict Minerals, and therefore has taken steps to attempt to identify the applicable smelters and refiners in the Company’s supply chain through its upstream suppliers.

The Company utilized a cross functional internal task force, including representation from operations, supply chain management, research & development and finance, to perform its reasonable country of origin inquiry and due diligence procedures for the Covered Period. The task force identified the Company’s products whose raw material components were known to contain Conflict Minerals.  All suppliers of such raw material components were identified and surveyed as to inclusion or exclusion of Conflict Minerals in the raw material components and, if present, the origin of the raw material components. Surveys required suppliers to certify that they had implemented procedures to identify and monitor the origin of materials produced with Conflict Minerals. The EICC/GeSI Conflict Minerals Reporting Template was included with each survey sent out, and each applicable vendor was asked to complete it, along with the survey.

The Company received a response back from each surveyed supplier. Chase management analyzed each response received with a focus on vendors identified as supplying the Company with products or components containing Conflict Minerals.  Chase is currently unaware of any substantive evidence affirmatively indicating that any Conflict Minerals contained in Chase’s Covered Products which were manufactured during the Covered Period and originated in the Covered Countries entered its supply chain in anyway other than through a smelter identified on the internationally recognized Conflict-Free Smelter list (www.conflictfreesourcing.org) as either a certified Conflict Free Smelter (CFS), or as having an expired certification, but with a re-audit in progress. Furthermore, Chase is not aware of any evidence that any Conflict Minerals contained in its products manufactured during the Covered Period, have directly or indirectly financed or benefited any armed groups in the Covered Countries. Chase has listed all smelters and refiners identified during the due diligence process for the Covered Period for the Covered Products in Annex 1 below.

Additional Steps:

Chase supports the aims and goals of Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act. The Company has put in place processes to proactively monitor current suppliers. The Company will continue to engage its current suppliers to obtain accurate and complete information concerning the origin of Conflict Minerals in the Company’s supply chain, and will encourage its suppliers to implement responsible sourcing from smelters and refiners who have obtained a “conflict free” designation from an independent, third-party auditor.

Beginning in calendar 2014, Chase began requiring specific certifications as to the DRC conflict free status, or equivalent, of potential future suppliers, prior to initiating business with them.

Chase has established a dedicated email address, conflictminerals@chasecorp.com, and encourages its employees, suppliers and other interested parties to contact the Company regarding its Conflict Minerals Policy. Additionally, Chase is currently evaluating the scope of its ‘Alert Line’, which is publicly available via the Company’s internet website. Chase is planning to further develop this line as a mechanism which would allow any interested party (affected persons or whistleblowers) to voice concerns regarding the circumstances of mineral extraction, trade, handling and export in a conflict-affected and high risk area. These grievance mechanisms will allow further means for the Company to be alerted of risks in its supply chain.

These steps have been and are being taken by the Company to mitigate the risk that Conflict Minerals utilized in the manufacturing of its products benefit armed groups and to improve its due diligence procedures.

While Chase does not purchase any raw materials directly from any smelters or refiners, it does recognize the Guidance requires a dynamic process, and will continue to analyze its supply chain, and work with its vendors to overcome practical challenges and effectively discharge the due diligence recommendations contained in the Guidance, in an effort to fulfill the goals of Section 1502 of the Dodd Frank Wall Street Reform and Consumer Protection Act.

Description of facilities used to process the Conflict Minerals in the Covered Products; efforts to determine the mine or location of origin; and description of the countries of origin:

As a result of its reasonable country of origin inquiry and due diligence procedures, Chase is not aware of any substantive evidence indicating that any Conflict Minerals which were utilized by Chase in the manufacture of Covered Products and which originated in the Covered Countries entered its supply chain in anyway other than through a smelter identified on the internationally recognized Conflict-Free Smelter list (www.conflictfreesourcing.org) as either a certified Conflict Free Smelter (CFS), or as having an expired certification, but with a re-audit in progress.  Furthermore, the Company is unaware of any evidence that any Conflict Minerals contained in products manufactured by it during the Covered Period have directly or indirectly financed or benefited any armed groups in the Covered Countries.   Based on the information that has been obtained to date, the Company has preliminarily determined that most, if not all, of the tin utilized in its Covered Products was likely smelted or refined by the smelters/refiners included in Annex 1 below.

Independent Private Sector Audit (“IPSA”):

In this Report for the period ended December 31, 2015, the Company has not voluntarily elected to describe any of its Covered Products as “DRC conflict free” and, as a result, has not obtained an IPSA.  Under the current US Court of Appeals ruling, an IPSA is only required when a company voluntarily elects to describe a product as “DRC conflict free” in its Conflict Minerals Report.

Annex 1

Conflict Mineral	Smelter or Refiner Name	Country Location of Smelter or Refiner	Smelter Identification Number	Certified CFS (A)
Tin	EM Vinto	Bolivia	CID000438	Yes
Tin	PT Timah (PT Tambang Timah)	Indonesia	CID001482	Yes
Tin	Malaysia Smelting Corporation	Malaysia	CID001105	Yes
Tin	Mineracao Taboca S.A.	Brazil	CID001173	Yes
Tin	Minsur (Funsur)	Peru	CID001182	Yes
Tin	Operaciones Metalurgical S.A.	Bolivia	CID001337	Yes
Tin	Thaisarco	Thailand	CID001898	Yes
Tin	Yunnan Tin Company Limited (Yuntinic Resourses)	China	CID002180	Yes
Tin	Cooperativa Metalurgica de Rondônia Ltda. (Cooper Santa)	Brazil	CID000295	Yes
Tin	Metallo Chimique	Belgium	CID002773	Yes
Tin	PT Timah (Persero) Tbk Kundur	Indonesia	CID001477	Yes

(A)

Identified on the internationally recognized Conflict-Free Smelter list (www.conflictfreesourcing.org) as a current Conflict Free Smelter, or as having an expired certification, but with a re-audit in progress.

Certain statements in this Form SD are forward-looking.  These may be identified by the use of forward-looking words or phrases such as “will”; “believe”; “expect”; “anticipate”; “should”; “planned”; “estimated” and “potential” among others.  These forward-looking statements are based on Chase Corporation’s current expectations. These forward-looking statements include statements relating to the future effectiveness of Chase’s Conflict Minerals policy and due diligence procedures, its future intentions relating to its supply chain, and its ability to achieve the goals related to responsible sourcing practices.  The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for such forward-looking statements.  In order to comply with the terms of the safe harbor, the Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance and that a variety of factors could cause the Company’s actual results and experience to differ materially from the anticipated results or other expectations expressed in the Company’s forward-looking statements. These factors include the Company’s ability to obtain accurate information from its upstream suppliers, its ability to obtain alternative sources of materials where appropriate, its ability to influence the actions of third parties, and regulatory and economic uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made.